UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

06 May 2015
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

INTERIM MANAGEMENT STATEMENT

CRH plc, the international building materials group, issues the following Interim Management Statement for the period 1 January 2015 to 30 April 2015 in accordance with the reporting requirements of the EU Transparency Directive, in advance of its Annual General Meeting which takes place tomorrow at 11.00am in Dublin.

Highlights

·   A satisfactory start to 2015, with delivery in line with expectations; sales from continuing operations* up 2.5%.
·   Continued momentum in the Americas, with sales from continuing operations up 8%.
·   Europe slightly behind a tough prior year comparative; sales from continuing operations down 2%.
·   Divestment proceeds of €0.54 billion in the first four months of 2015; cumulative proceeds to date c.€0.9 billion.
·   Spend on acquisitions and investments during the period amounted to €45 million.
·   Cost reduction programme remains on track to deliver a further €75 million of savings in 2015.
·   Group EBITDA from continuing operations for the seasonally less significant first half of the year is expected to be close to 10% ahead of last year on a constant currency basis.
·   We expect further progress in the second half of the year, with Group EBITDA from continuing operations in H2 expected to be ahead of last year 2014.
·   The impact of the proposed acquisition by CRH of certain assets from Lafarge S.A. and Holcim Limited, and related integration costs, have not been reflected in our trading expectations for 2015.

Trading Backdrop

In line with our expectations, Group sales from continuing operations for the first four months of 2015 increased by 2.5% compared with the same period last year. This performance was largely driven by continued positive momentum in the Americas, where the economic and business environment remains upbeat. In Europe, while prior year comparatives, which benefited from particularly mild weather conditions experienced in the first four months of 2014, were challenging, trends are improving across our main markets.

First Half Outlook

Our businesses have made satisfactory progress in the first four months of the year and, assuming normal weather conditions prevail during May and June, we expect this trend to continue for the remainder of the first half.

For our continuing operations, we expect first half EBITDA in Europe to be slightly behind the corresponding period of 2014. In the Americas, with the benefit of a positive demand environment, EBITDA is expected to be well ahead of the prior year period. As a result we expect total Group EBITDA from continuing operations for the seasonally less significant first half of the year to be close to 10% ahead of last year on a constant currency basis (EBITDA from continuing operations in H1 2014 amounted to €460 million - see appendix 1 on page 5).

Whilst first half results for this year will exclude EBITDA contributions of €45 million from divested businesses (see appendix 1), overall, including the benefit of favourable foreign exchange translation effects, Group EBITDA for the first six months of 2015 is expected to be ahead of last year (2014: €505 million).

Second Half Outlook

Looking ahead to the second half of the year, we expect improving consumer sentiment and favourable monetary policy in Europe to support further organic improvement across our main markets. In the United States, we expect housing and non-residential construction to continue to improve in 2015, with infrastructure activity likely to remain broadly stable; with continued improvement in the overall economic environment, we expect further progress in the Americas in the second half of 2015. Against this backdrop, with the benefit of further cost savings measures and in the absence of any major financial or energy market dislocations, we expect second half Group EBITDA from continuing operations
to be ahead of the corresponding period last year (EBITDA from continuing operations in H2 2014 amounted to €1,080 million - see appendix 1).

Development and Portfolio Update

We continue to make good progress with regard to our on-going divestment programme, completing disposals with total proceeds of €0.54 billion during the first four months of the year. This brings the total proceeds from our on-going divestment programme to approximately €0.9 billion since its inception in August 2014.
In February we announced the acquisition of selected assets from Lafarge and Holcim for an enterprise value of €6.5 billion. CRH shareholders approved this transaction in March 2015 and clearance from the European Commission was received in April. Closing of the transaction is conditional on the successful completion of the proposed merger of Lafarge and Holcim which, subject to the approval of the respective shareholders, is expected in mid-2015.
During the first four months of 2015 we have completed six acquisitions/investments, including one swap transaction, for a total consideration of €45 million, most of which relate to bolt-on transactions in our Americas Materials business.

Cost Reduction Programme

With a relentless focus on cost management, our cost reduction programme remains on track to deliver a further €75 million of savings in 2015. This will bring cumulative (2007-2015) savings to €2.6 billion, helping us to right-size our business as we reset for growth in the coming cycle.

Europe Update

The improving demand trends evident in the second half of 2014 have continued into the first four months of 2015, resulting in a satisfactory start to the year. However, with more normal winter weather patterns compared to the very favourable early-season weather experienced in 2014, sales from continuing operations for the first four months were 2% lower than the corresponding period in 2014.

Europe Heavyside
produces stone-based products from the fundamentals of aggregates and cement, to precast concrete and concrete landscaping, to asphalt paving products for road surfacing. Despite facing a particularly challenging prior year comparative in the first four months of 2015, improvement across some of our main markets translated into sales from continuing operations which were 2% below the prior year.

Markets in Brief (Jan-Apr)
·     Switzerland: Lower volumes due to less favourable weather and challenging trading conditions; competitive pricing environment continues to be impacted by strong Swiss franc
·     Netherlands: Evidence of market recovery driven by improvements in residential construction activity
·     Poland: Cement volumes below strong 2014; prices remain competitive; downstream volumes ahead of 2014
·     Finland: Cement volumes lower; improving non-residential construction activity; resilient downstream volumes
·     Ireland: Continued recovery in market conditions; well positioned to benefit from the modest growth
·     Ukraine:Markets resilient despite political instability; cement volumes below prior year; prices ahead
·     Spain: Early signs of moderate improvement after prolonged period of decline

Europe Lightside produces and supplies high-value, award-winning products, expert solutions and other technologies for challenging construction projects, selling through a range of flagship brands.
With the exception of France, our Lightside markets, primarily Germany, the UK, Netherlands, Switzerland and Belgium, are generally stable. Sales from continuing operations for the first four months of the year were down 2%, largely as a result of the difficult comparison period presented by the favourable weather conditions and once-off customer projects in early 2014.

Markets in Brief (Jan-Apr)
·     Construction Accessories: Reduced demand due to a difficult comparative and less project-related activity
·     Shutters and Awnings: Lower volumes due to less favourable weather conditions and reduced exports to France
·     Fencing and Cubis: Weaker project-related start in 2015 partially offset by increased activity in the UK telecoms market

Europe Distribution is the leading Builders Merchants in the Netherlands, Switzerland, Northern Germany, Austria and regional France, servicing the growing repair, maintenance and improvement construction sector in European markets. Compared with a particularly strong start to 2014 and competitive market conditions, sales from continuing operations in our Europe Distribution business declined by 1% in the first four months of the year.

Markets in Brief (Jan-Apr)
·     Belgium:Strong sales growth particularly from the Sanitary Heating and Plumbing (SHAP) business lines
·     Netherlands: Increased sales with early signs of new residential recovery boosting General Merchants volumes
·     Switzerland, Germany, France and Austria: Lower sales volumes as a result of a particularly challenging prior year comparative, and competitive markets in Switzerland and France

Americas Update

Against the backdrop of improving construction activity in the United States during the first four months of the year, our Americas operations benefited from stronger demand combined with more normal winter weather patterns compared to 2014. Sales from continuing operations for the January-April period were 8% higher than 2014.

Americas Materials operates in 44 US states and is the principal supplier of product to highway repair and maintenance in the US as well as supplying aggregates, readymixed concrete and asphalt for industrial and residential development. The positive economic momentum experienced in the second half of 2014 continued into 2015, resulting in improved demand for aggregates and positive pricing trends compared with the first four months of 2014 and a 5% increase in sales from continuing operations. This markedly seasonal business typically sells less than 10% of annual asphalt volumes and approximately 20% of aggregates and readymixed concrete volumes in the first four months of the year.

Markets in Brief (Jan-Apr)
·     Infrastructure: Federal funding broadly stable; State funding improving
·     Non-Residential: Improving activity supporting positive volume and price trends
·    Aggregates: Volumes from continuing operations up 11% in the first four months
·    Asphalt: Volumes from continuing operations down 2% in the first four months
·    Readymixed concrete: Volumes from continuing operations similar to last year in the first four months

Americas Products is the leading supplier of both concrete products and architectural glass and glazing systems in North America. Against a backdrop of improving demand, the first four months of the year saw 10% growth in sales from continuing operations in our Americas Products operations. Sales from continuing operations at our Precast business were particularly strong with volume growth of 11% while shipments from our Architectural Products operations were up 9%. Architectural glass results at our BuildingEnvelope® business were strongly ahead of the prior year, partially offset by lower large-project activity.

Markets in Brief (Jan-Apr)
·    Non-Residential: Continued year-on-year growth with positive trends in most regions and segments
·     Residential: New residential construction activity showing modest growth; homecenter and RMI segments up solidly

Americas Distribution
is a leading supplier of building materials to the professional Exterior Products (roofing/siding) contractor and to the Interior Products (ceilings/walls) demand segment. Sales from continuing operations increased by 8% in the first four months of the year as a result of better weather in key markets early in the first quarter and a particularly strong performance in our Exterior Products business.

Markets in Brief (Jan-Apr)
·     Non-Residential: Continued improvement in new construction; wallboard prices broadly stable
·     Residential: Favourable early-season weather allowed for increased RMI activity

 *Results from continuing operations exclude the impact of divested entities; changes are stated on a constant currency basis.

CRH will report its Interim Results for the six months ending 30 June 2015 on Thursday, 27 August 2015.

This Statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this presentation and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

CRH plc will host an analysts' conference call at 08:00 BST on Wednesday, 6 May 2015 to discuss the Statement. To register in advance for the conference call please click here
where you will be asked to enter your name, email address, company and telephone number. You shall then receive a confirmation code and list of dial in numbers for the call and further dial in instructions. Alternatively, please dial +353 (0)1 2465603 and enter passcode 7020879. A recording of this conference call will be available for 30 days by dialling +353 (0)1 4860902. The security code for the replay shall be 7020879.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold               Chief Executive
Maeve Carton                   Finance Director
Frank Heisterkamp          Head of Investor Relations
Mark Cahalane                 Group Director Corporate Affairs

Appendix 1 - 2014 Sales and EBITDA from continuing operations

Results from continuing operations exclude the 2014 trading results for all entities divested in 2014 and the first four months of 2015, and comprise primarily CRH's clay and concrete activities in the UK and CRH's clay operations in the United States which were sold in the first quarter of 2015.

	2014 as reported	Exclude Divested businesses	Continuing Operations
First half Sales	€bn	€bn	€bn
Europe	4.3	(0.2)	4.1
Americas	4.0	(0.2)	3.8
Total H1	8.3	(0.4)	7.9
Second half Sales
Europe	4.6	(0.2)	4.4
Americas	6.0	(0.3)	5.7
Total H2	10.6	(0.5)	10.1

Total Full Year 2014 Sales	18.9	(0.9)	18.0

	2014 as reported	Exclude Divested businesses	Continuing Operations
First half EBITDA	€m	€m	€m
Europe	283	(38)	245
Americas	222	(7)	215
Total H1	505	(45)	460
Second half EBITDA
Europe	381	(31)	350
Americas	755	(25)	730
Total H2	1,136	(56)	1,080

Total Full Year 2014 EBITDA	1,641	(101)	1,540

Appendix 2 - Summary of January-April change in sales from continuing operations

As noted above, results from continuing operations exclude the impact of divested entities; changes by segment below are stated on a constant currency basis.

Jan-Apr 2015 sales from continuing operations (% chg vs. 2014)
Europe Heavyside	-2%
Europe Lightside	-2%
Europe Distribution	-1%
Europe	-2%
Americas Materials	+5%
Americas Products	+10%
Americas Distribution	+8%
Americas	+8%
Group	+2.5%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 06 May 2015

By:___/s/Maeve Carton___
M. Carton
Finance Director